15005473

No Act
PE 2/12/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 12 2015
Washington, DC 20549

February 12, 2015

Act: 1934
Section:
Rule: 14a-8 (OD8)
Public
Availability: 2-12-15

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Exxon Mobil Corporation

Dear Ms. Ising:

This is in regard to your letter dated February 12, 2015 concerning the shareholder proposal submitted by Kenneth Steiner for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that ExxonMobil therefore withdraws its January 23, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address..

Sincerely,

Luna Bloom
Attorney-Advisor

cc: John Chevedden
***FISMA & OMB MEMORANDUM M-07-16***

# GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

February 12, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
*Shareholder Proposal of Kenneth Steiner*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

In a letter dated January 23, 2015, we requested that the staff of the Division of Corporation Finance concur that our client, Exxon Mobil Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Enclosed as Exhibit A is an email from Mr. Chevedden on behalf of the Proponent, sent to the Company on February 11, 2015, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the January 23, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287, or James E. Parsons, the Company's Coordinator—Corporate, Finance and Securities Law, at (972) 444-1478 with any questions regarding this matter.

Sincerely,

Elizabeth A. Ising

Enclosure

cc: James E. Parsons, Exxon Mobil Corporation
John Chevedden
Kenneth Steiner

101879417.1

**EXHIBIT A**

**From:** John Chevedden***FISMA & OMB MEMORANDUM M-07-16***
**Sent:** Wednesday, February 11, 2015 9:11 PM
**To:** Tinsley, Brian D
**Subject:** Rule 14a-8 Proposal (XOM)

Mr. Tinsley,
Thank you for the informative conference call on climate and ExxonMobil public policy positions. In light of this dialogue and the points raised in your No Action letter regarding the overlap with a resolution on lobbying disclosure, the resolution submitted by Ken Steiner is withdrawn.
Thank you again.
John Chevedden

cc: Kenneth Steiner

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9569
EIsing@gibsondunn.com

January 23, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
*Shareholder Proposal of Kenneth Steiner*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states:

> Resolved: Shareholders request that the Board commission a comprehensive review of Exxon Mobil's positions, oversight and processes related to public policy advocacy on energy policy and climate change and share a summary with investors by September 2016 omitting confidential information.
>
> This review would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another shareholder proposal previously submitted to the Company that the Company intends to include in the Company's 2015 Proxy Materials.

**ANALYSIS**

**The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.**

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

On December 5, 2014, before the December 11, 2014 date upon which the Company received the Proposal, the Company received a proposal from the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and a co-filer (the "Prior Proposal"). *See* Exhibit B. The Prior Proposal requests that "the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by [the Company] used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. [The Company]'s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above."

The Company intends to include the Prior Proposal in its 2015 Proxy Materials.

The standard the Staff has applied for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

The Proposal and the Prior Proposal have the same principal thrust or principal focus: increased disclosure of the Company's lobbying activities. This is demonstrated by the following:

- Both proposals request disclosure of the Company's lobbying activities and affiliations. For example, the Proposal requests a review, and a report summarizing the review, of the Company's "political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations." Similarly, the Prior Proposal requests disclosure of the Company's "policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications," "[p]ayments by [the Company] used for (a) direct or indirect lobbying or (b) grassroots lobbying communications" and further requests disclosure of the Company's "membership in and payments to any tax-exempt organization that writes and endorses model legislation."

- Both proposals are focused on the Company's association with specific organizations. In this regard, the Proposal's supporting statement recommends that the requested review include the Company's "support for American Legislative Exchange Council (ALEC)." Similarly, the Prior Proposal's supporting statement expresses concern that the Company "does not disclose membership in or contributions to tax-exempt organizations . . . such as . . . the American Legislative Exchange Council (ALEC)."

- Both Proposals express concern about possible risks posed by the Company's lobbying activities. Specifically, the Proposal's recitals section identifies potential shareholder value risk when it states that "[m]any investors are deeply concerned about existing and future effects of climate change" and later stating that "[c]ompany political spending and lobbying on climate or energy policy, including through third parties, are increasingly scrutinized." Similarly, the Prior Proposal's recitals section states that "corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value."

- Both proposals request disclosure of the Board's oversight and decision making process related to lobbying activities. Specifically, the Proposal requests a review and a report of the Company's "positions, oversight and processes related to public policy advocacy on energy policy and climate change." Additionally, the Proposal's supporting statement recommends that the review and report include "Board oversight of the company's public policy advocacy on climate [sic]." Similarly, the Prior Proposal requests a "[d]escription of management's and the

> Board's decision making process and oversight for making payments" related to the Company's lobbying activities and membership in certain tax-exempt organizations.

Accordingly, although the Proposal and the Prior Proposal differ in their precise terms and breadth, the principal thrust of each concerns the Company's lobbying processes and activities. Therefore, the Proposal substantially duplicates the earlier received Prior Proposal.

The Staff has concurred that similar proposals are substantially duplicative where, as in *Ford Motor Co. (Green Century Capital Management, Inc.)* (avail. Feb. 19, 2004), "the terms and the breadth of the two proposals are somewhat different, [but] the principal thrust and focus are substantially the same." In *Bank of America Corp.* (avail. Feb. 14, 2006) Bank of America received a proposal requesting a semi-annual report disclosing its "policies and procedures for political contributions" and its contributions made to various political entities. Subsequently, it received a proposal requesting that it publish, in various newspapers, a report containing "a detailed statement of each political contribution made" in the preceding fiscal year. Even though the specific terms and means of disclosure varied between the proposals, the company argued that the "core issue of both Proposals is substantially the same—disclosure of corporate political contributions," and the Staff concurred with exclusion of the second proposal. *See also FedEx Corp.* (avail. Jul. 21, 2011) (permitting exclusion of a proposal requesting an annual report and advisory shareholder vote on political contributions as substantially similar to another proposal requesting a semi-annual report detailing expenditures used to participate in political campaigns and the formal policies for such expenditures).

Likewise, in *Ford Motor Co. (Lazarus)* (avail. Feb. 15, 2011), the Staff permitted the exclusion of a proposal requesting a semi-annual report detailing political contribution expenditures as substantially similar to an earlier proposal requesting the publication in certain major newspapers of a yearly report detailing political expenditures. *See also Merck and Co., Inc.* (avail. Jan. 10, 2006) (permitting the exclusion of a proposal requesting that the company "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it was substantially duplicative of a prior proposal requesting that "the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE"); *Abbott Laboratories* (avail. Feb. 4, 2004) (permitting exclusion of a proposal requesting limitations on all salary and bonuses paid to senior executives as substantially similar to earlier proposal requesting that board of directors adopt a policy prohibiting future stock option grants to senior executives); *Siebel Systems, Inc.* (avail. Apr. 15, 2003) (permitting the exclusion of proposal requesting that the board "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it substantially duplicated a prior proposal requesting that the company "adopt and disclose in the Proxy Statement, an 'Equity Policy' designating the intended use of equity in management compensation programs").

Similarly, the Staff has concurred that similar proposals are duplicative where one of the proposals is broader than the other such that if the first proposal were approved the objectives of the second would be accomplished. Accordingly, the principal thrust of the Prior Proposal and the Proposal remains the same, notwithstanding the fact that the Prior Proposal requests a review of all the Company's lobbying activities while the Proposal requests only a review of those activities related to climate and energy policy. Because the Prior Proposal does not limit its report to any subject area, the information requested by the Proposal would be included in the Prior Proposal by necessity. This is comparable to the proposals at issue in *Chevron Corp.* (avail. Feb. 21, 2012), where the company received a proposal requesting a report disclosing the steps that it had "taken to reduce the risk of accidents" and subsequently received a separate proposal requesting a report disclosing maintenance costs for offshore wells and the cost of research related to correcting offshore oil spills. The company argued, in part, that the report requested by the prior proposal "would subsume and include the information to be included in the report proposed in the latter," and the Staff concurred with exclusion of the second proposal. *See also Wal-Mart Stores, Inc. (Gerson)* (avail. Apr. 3, 2002) (permitting the exclusion of a proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs addressing both gender and race). The Prior Proposal is broader than the Proposal. The Proposal specifies that its review and report are limited to lobbying activities related to climate change, while the Prior Proposal does not identify a specific subject area for its report on the Company's lobbying activities.

Finally, because the Proposal substantially duplicates the Prior Proposal, there is a risk that the Company's shareholders may be confused when asked to vote on both proposals. If both proposals were included in the Company's proxy materials, shareholders could assume incorrectly that there must be substantive differences between two proposals and the requested reports. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal.

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James E. Parsons, the Company's Coordinator—Corporate, Finance and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
John Chevedden
Kenneth Steiner

101856841.8

**Exhibit A**

**From:** ***FISMA & OMB Memorandum M-07-16***
**Date:** December 11, 2014 at 8:49:15 AM MST
**To:** "Woodbury, Jeffrey J" <jeff.j.woodbury@exxonmobil.com>
**Subject: Rule 14a-8 Proposal (XOM)``**

Mr. Woodbury,

Please see the attached Rule 14a-8 Proposal. While Mr. Steiner has focused on governance reforms, he has also followed climate change and public policy actions by companies. This resolution raises both these key issues.

Sincerely,
John Chevedden

Kenneth Steiner

***FISMA & OMB Memorandum M-07-16***

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation (XOM)
5959 Las Colinas Blvd.
Irving TX 75039
PH: 972 444-1000

Dear Mr. Rosenthal,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

***FISMA & OMB Memorandum M-07-16***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

10-14-14
Date

cc: Jeanine Gilbert <jeanine.gilbert@exxonmobil.com>
FX: 972-444-1505*
FX: 972 444-1199

REVIEW PUBLIC POLICY ADVOCACY – EXXON MOBIL

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, confirmed in 2013 that warming of the climate is unequivocal and human influence is the dominant cause. Extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society, business and our economy.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, requiring a U.S. target reduction of 80%.

We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move us to a renewable energy future.

Accordingly, companies in the energy sector should review and update their public policy positions related to climate change.

The public perception is that oil and gas companies often oppose laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying (Opensecrets.org)

And Exxon Mobil is an active supporter of the Western States Petroleum Association (WSPA) which actively attacks California climate legislation (AB32) providing climate change solutions for California. The WSPA is one of the major lobbyists against climate regulations spending $27 from 2009-14.

Company political spending and lobbying on climate or energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often opposes climate-related legislation and has attacked the EPA for its climate initiatives.

In contrast, over 1,000 forward looking businesses such as General Motors, PepsiCo, General Mills, Nestle, Microsoft, Nike and Unilever, signed the Climate Declaration that calls for legislation stating, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that the Board commission a comprehensive review of Exxon Mobil's positions, oversight and processes related to public policy advocacy on energy policy and climate change. This would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations.

Shareholders also request that company prepare (at reasonable cost and omitting confidential information) and make available by September 2016 a report summarizing the completed review.

Supporting Statement:

We recommend this review include:

- Exxon Mobil's support for American Legislative Exchange Council (ALEC) as it campaigns against renewal energy at the state level and support for Western States Petroleum Association (WSPA) as it attacks California's legislation (AB32) on climate.
- Board oversight of the company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;

RECEIVED
DEC 16 2014
G.R. GLASS

Ameritrade

XOM
Post-it® Fax Note 7671 | Date 12-15-14 | # of pages
To Janine Gilbert | From John Chevedden
Co./Dept. | Co.
Phone # | Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 972-444-1505 | Fax #
972-444-1199

12/12/2014

Kenneth Steiner
***FISMA & OMB Memorandum M-07-16***

**Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16*** TD Ameritrade Clearing Inc. DTC #0188**

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter you have continuously held no less than 500 shares each of the following stocks in the above referenced account since October 1, 2013, which exceeds 14 months of continuous ownership for each.

Walgreen (WAG)
Silicon Image (SIMG)
Comcast (CMCSA)
Sunedison (SUNE)
Interpublic Group (IPG)
The Wendy's Company (WEN)
Exxon Mobil (XOM)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mahlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 18, 2014

**VIA UPS – OVERNIGHT DELIVERY**

John Chevedden

***FISMA & OMB Memorandum M-07-16***

Dear Mr. Chevedden:

This will acknowledge receipt of the proposal concerning a report on public policy advocacy, which you have submitted on behalf of Kenneth Steiner in connection with ExxonMobil's 2015 annual meeting of shareholders. However, your Proposal contains deficiencies under SEC Rule 14a-8 (copy enclosed), as explained below.

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended, a shareholder proposal, including any accompanying statement, may not exceed 500 words. According to our count, your Proposal with accompanying statement consists of at least 505 words. In reaching this conclusion, we have counted dollar and percent symbols as words and have counted hyphenated terms and acronyms, such as IPCC, EPA, WSPA, and ALEC, as multiple words. You can correct this procedural deficiency by submitting a revised proposal, including accompanying statement, which does not exceed 500 words.

In addition, pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe the Proposal constitutes more than one shareholder proposal. Specifically, part of the Proposal calls for ExxonMobil to conduct a review of its positions, oversight, and processes related to public policy advocacy on certain issues, while another part of the Proposal calls for ExxonMobil to prepare and make available a report of its spending. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the Proposal, the Proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Enclosures

c: Kenneth Steiner

**Gilbert, Jeanine**

---

**From:** ***FISMA & OMB Memorandum M-07-16***
**Sent:** Wednesday, December 31, 2014 11:18 AM
**To:** Jeffrey J. Woodbury; Tinsley, Brian D; Gilbert, Jeanine
**Subject:** Rule 14a-8 Proposal Revision (XOM)
**Attachments:** CCE00002.pdf

**Categories:** External Sender

RECEIVED
DEC 31 2014
B. D. TINSLEY

Dear Mr. Woodbury,
Thank you for your letter of December 18. While I find your characterization of the letters "EPA" (short for Environmental Protection Agency) as three words strange, I have amended the resolution as suggested. I don't believe the SEC has opined that initials such a term like UN or EPA is automatically counted as 2 or 3 words.

I disagree that the resolved clause contains two shareholder proposals. The request is for a review with a summary to shareholders, one concept. However, I have amended the resolved clause as suggested to clarify the request.
I trust this meets your needs.
Sincerely,
John Chevedden
cc: Kenneth Steiner

REVIEW POLICY ADVOCACY –

Whereas: The Intergovernmental Panel on Climate Change (IPCC), the world's leading scientific authority on climate change, confirmed in 2013 that warming of the climate is unequivocal and human influence is the dominant cause. Extreme weather events have caused significant loss of life and billions of dollars of damage. Many investors are deeply concerned about existing and future effects of climate change on society, business and our economy.

The IPCC estimates that a 50% reduction in greenhouse gas emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, requiring a U.S. target reduction of 80%.

We believe the U.S. Congress, Administration as well as States and cities, must enact and enforce strong legislation and regulations to mitigate and adapt to climate change, reduce our use of fossil fuels and move to a renewable energy future.

Accordingly, companies in the energy sector should review their climate related public policy positions.

The public perception is that oil and gas companies often oppose laws and regulations addressing climate change or renewable energy. For example, in 2009, when Congress debated comprehensive climate change legislation, oil, gas and electric utilities spent more than $300 million on lobbying (Opensecrets.org)

And Exxon Mobil is an active supporter of the Western States Petroleum Association (WSPA) which actively attacks California climate legislation (AB32) providing climate change solutions for California. The WSPA is one of the major lobbyists against climate regulations spending $27 from 2009-14.

Company political spending and lobbying on climate and energy policy, including through third parties, are increasingly scrutinized. For example, investors question company public policy advocacy through the U.S. Chamber of Commerce, which often opposes climate-related legislation and has attacked the EPA for its climate initiatives.

In contrast, over 1,000 forward looking businesses such as General Motors, PepsiCo, General Mills, Nestle, Microsoft, Nike and Unilever, signed the Climate Declaration that calls for legislation stating, "Tackling Climate Change is one of America's greatest economic opportunities of the 21st Century."

Resolved: Shareholders request that the Board commission a comprehensive review of Exxon Mobil's positions, oversight and processes related to public policy advocacy on energy policy and climate change and share a summary with investors by September 2016 omitting confidential information.

This review would include an analysis of political advocacy and lobbying activities, including indirect support through trade associations, think tanks and other nonprofit organizations.

Supporting Statement:

We recommend this review include:

- Exxon Mobil's support for American Legislative Exchange Council (ALEC) as it campaigns against renewal energy at the state level and support for Western States Petroleum Association (WSPA) as it attacks California's legislation (AB32) on climate.
- Board oversight of the company's public policy advocacy on climate;
- Direct and indirect expenditures (including dues and special payments) for issue ads designed to influence elections, ballot initiatives or legislation related to climate change;

**Exhibit B**

**UNITED STEELWORKERS**
USW
UNITY AND STRENGTH FOR WORKERS

RECEIVED
DEC 5 2014
B. D. TINSLEY

O - BT
C - JSW

Stan Johnson
International Secretary-Treasurer

December 2, 2014

Received
DEC 05 2014
J. J. Woodbury

Mr. David S. Rosenthal
Vice President – Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

On behalf of the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), owner of 116 shares of Exxon Mobil Corporation common stock, I write to give notice that pursuant to the 2014 proxy statement of Exxon Mobil Corporation (the "Company"), USW intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). USW requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from USW's custodian banks documenting USW's continuous ownership of the requisite amount of the Company stock for at least one year prior to the date of this letter is being sent under separate cover. USW also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the annual meeting.

The Proposal is attached. I represent that USW or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to the attention of Shawn Gilchrist. I can be reached at 412-562-2400.

Sincerely,

Stanley W. Johnson
International Secretary-Treasurer

Attachment

Graystone
Consulting
Pittsburgh Office
1603 Carmody Ct., Suite 301
Sewickley PA, 15143

December 2, 2014

Mr. Robert A. Luettgen
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Sent via electronic mail to: Jeanine.gilbert@exxonmobil.com

Re: Verification of USW Ownership of XOM Common Stock

Dear Mr. Luettgen:

Please let this letter serve to document that the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), are owner of 116 shares of Exxon Mobil Corporation common stock. We verify that the USW have continuously held the requisite number of shares for the one-year period preceding and including December 2, 2014, the date the proposal was submitted. Also, the USW meet the Rule 14a-8 requirement regarding shareholder proposals as the market value of their continuously held position has been in excess of $2,000 in market value. The common stock, CUSIP 30231G102, is held in custody account ***FISMA & OMB Memorandum M-07-16***
***FISMA & OMB Memorandum M-07-16***

Please direct all questions or correspondence regarding the verification of the common stock to the attention of Anthony Smulski at 724-933-1486.

Regards,

Gregory K. Simakas, CIMA®
Senior Vice President
Institutional Consulting Director
Graystone Consulting

1603 Carmody Court, Suite 301
Sewickley, PA 15143
(p) 724 933 1484
(e) gregory.k.simakas@msgraystone.com

**Whereas**, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

**Whereas**, we rely on the information provided by our company and, therefore, have a strong interest in full disclosure of our company's lobbying to evaluate whether it is consistent with our company's expressed goals and in the best interests of shareholders and long-term value.

**Resolved**, the shareholders of Exxon Mobil Corporation ("ExxonMobil") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. ExxonMobil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which ExxonMobil is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on ExxonMobil's website.

**Supporting Statement**

As shareholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. ExxonMobil is a member of the American Petroleum Institute, Business Roundtable and National Association of Manufacturers, which together spent more than $59 million on lobbying for 2012 and 2013. ExxonMobil does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Absent a system of accountability, company assets could be used for objectives contrary to ExxonMobil's long-term interests.

ExxonMobil spent $26.39 million in 2012 and 2013 on federal lobbying (opensecrets.org). ExxonMobil's lobbying on fracking has drawn media attention ("Exxon, Chevron Meet with White House over Fracking Regs," *The Hill*, Oct. 10, 2014.). These figures do not include lobbying expenditures to influence legislation in states, where ExxonMobil also lobbies but disclosure is uneven or absent. For example, ExxonMobil spent more than $563,000 lobbying in California for 2013 (http://cal-access.ss.ca.gov/). And ExxonMobil does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as serving on the Private Enterprise Advisory Council of the American Legislative Exchange Council (ALEC). At least 90 companies have publicly left ALEC, including General Electric, Johnson & Johnson, Merck and Occidental Petroleum.

We urge support for this proposal.

## Gilbert, Jeanine

**From:** Gilchrist, Shawn <sgilchrist@usw.org>
**Sent:** Friday, December 05, 2014 2:57 PM
**To:** Gilbert, Jeanine
**Subject:** RE: ExxonMobil Lobbying Proposal
**Attachments:** Exxon 2015 Loybbing Proposal.pdf

**Categories:** External Sender

RECEIVED
DEC 5 2014
B. D. TINSLEY

Jeanine,

We sent our proposal earlier in the week, so it may have already arrived. Today is the first chance I've been in the office to email it.


Shawn Gilchrist
USW Strategic Campaigns Dept
5 Gateway Center
Pittsburgh, PA 15202
412-562-6968 – work
412-865-7350 – cell

UNITED STEELWORKERS

UNITY AND STRENGTH FOR WORKERS

Stan Johnson
International Secretary-Treasurer

December 2, 2014

Mr. David S. Rosenthal
Vice President – Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

On behalf of the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), owner of 116 shares of Exxon Mobil Corporation common stock, I write to give notice that pursuant to the 2014 proxy statement of Exxon Mobil Corporation (the "Company"), USW intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). USW requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from USW's custodian banks documenting USW's continuous ownership of the requisite amount of the Company stock for at least one year prior to the date of this letter is being sent under separate cover. USW also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the annual meeting.

The Proposal is attached. I represent that USW or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to the attention of Shawn Gilchrist. I can be reached at 412-562-2400.

Sincerely,

Stanley W. Johnson
International Secretary-Treasurer

Attachment

Graystone
Consulting℠

Pittsburgh Office
1603 Carmody Ct., Suite 301
Sewickley PA 15143

December 2, 2014

Mr. Robert A. Luettgen
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Sent via electronic mail to: Jeanine.gilbert@exxonmobil.com

Re: Verification of USW Ownership of XOM Common Stock

Dear Mr. Luettgen:

Please let this letter serve to document that the United Steelworkers, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (USW), are owner of 116 shares of Exxon Mobil Corporation common stock. We verify that the USW have continuously held the requisite number of shares for the one-year period preceding and including December 2, 2014, the date the proposal was submitted. Also, the USW meet the Rule 14a-8 requirement regarding shareholder proposals as the market value of their continuously held position has been in excess of $2,000 in market value. The common stock, CUSIP 30231G102, is held in custody account & OMB MEMORANDUM M-07-16***
***FISMA & OMB MEMORANDUM M-07-16***

Please direct all questions or correspondence regarding the verification of the common stock to the attention of Anthony Smulski at 724-933-1486.

Regards,

Greg Simakas

Gregory K. Simakas, CIMA®
Senior Vice President
Institutional Consulting Director
Graystone Consulting

1603 Carmody Court, Suite 301
Sewickley, PA 15143
(p) 724 933 1484
(e) gregory.k.simakas@msgraystone.com

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company and, therefore, have a strong interest in full disclosure of our company's lobbying to evaluate whether it is consistent with our company's expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Exxon Mobil Corporation ("ExxonMobil") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by ExxonMobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. ExxonMobil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's and the Board's decision making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which ExxonMobil is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on ExxonMobil's website.

**Supporting Statement**

As shareholders, we encourage transparency and accountability in our company's use of corporate funds to influence legislation and regulation. ExxonMobil is a member of the American Petroleum Institute, Business Roundtable and National Association of Manufacturers, which together spent more than $59 million on lobbying for 2012 and 2013. ExxonMobil does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. Absent a system of accountability, company assets could be used for objectives contrary to ExxonMobil's long-term interests.

ExxonMobil spent $26.39 million in 2012 and 2013 on federal lobbying (opensecrets.org). ExxonMobil's lobbying on fracking has drawn media attention ("Exxon, Chevron Meet with White House over Fracking Regs," *The Hill*, Oct. 10, 2014.). These figures do not include lobbying expenditures to influence legislation in states, where ExxonMobil also lobbies but disclosure is uneven or absent. For example, ExxonMobil spent more than $563,000 lobbying in California for 2013 (http://cal-access.ss.ca.gov/). And ExxonMobil does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as serving on the Private Enterprise Advisory Council of the American Legislative Exchange Council (ALEC). At least 90 companies have publicly left ALEC, including General Electric, Johnson & Johnson, Merck and Occidental Petroleum.

We urge support for this proposal.

**Gilbert, Jeanine**

**From:** Gilbert, Jeanine
**Sent:** Friday, December 05, 2014 3:03 PM
**To:** 'Gilchrist, Shawn'
**Cc:** Tinsley, Brian D; Glass, Ginger R
**Subject:** RE: ExxonMobil Lobbying Proposal

RECEIVED
DEC 5 2014
B. D. TINSLEY

Hi Shawn,

Yes, we received today USW's proposal regarding a report on lobbying, thank you.

**Best regards,**

**Jeanine Gilbert**
**Shareholder Relations**
**ExxonMobil**
**5959 Las Colinas Blvd.**
**Irving, TX 75039**

**"Be kinder than necessary, for everyone you meet is fighting some kind of battle!"**

**From:** Gilchrist, Shawn [mailto:sgilchrist@usw.org]
**Sent:** Friday, December 05, 2014 2:57 PM
**To:** Gilbert, Jeanine
**Subject:** RE: ExxonMobil Lobbying Proposal

Jeanine,

We sent our proposal earlier in the week, so it may have already arrived. Today is the first chance I've been in the office to email it.

Shawn Gilchrist
USW Strategic Campaigns Dept
5 Gateway Center
Pittsburgh, PA 15202
412-562-6968 – work
412-865-7350 – cell